UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: July 2025 (Report No. 2)

Commission File Number: 001-40753

ICECURE MEDICAL LTD.

(Translation of registrant’s name into English)

7 Ha’Eshel St., PO Box 3163

Caesarea, 3079504 Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

CONTENTS

Preliminary Unaudited Financial Information for the Three and Six Month Periods Ended June 30, 2025

IceCure Medical Ltd. (the “Company”) is providing the following preliminary financial information for the three and six month periods ended June 30, 2025.

For the three and six month periods ended June 30, 2025, product sales were approximately $525,000 and $1.25 million, respectively. As a result of delayed shipments and lower sales for the three and six months ended June 30, 2025, due to the conflict between Israel and Iran and the absence of $100,000 in revenue from the exclusive distribution agreement with Terumo Corporation and other services in Japan that was recorded in the six month period ended June 30, 2024, gross profit and gross margin for the six months ended June 30, 2025 are expected to be significantly lower compared to the same period in 2024.

The Company estimates that the lower revenue for the three and six months ended June 30, 2025 will not have a material effect on operating expenses, including research and development, sales and marketing, and general and administrative expenses, although such expenses may fluctuate for reasons unrelated to revenue levels. As a result of the lower revenue and gross profit expected for the six months ended June 30, 2025, net loss for the six months ended June 30, 2025 is expected to be higher compared to the net loss for the six months ended June 30, 2024.

This preliminary financial information has been prepared solely on the basis of information that is currently available to, and that is the responsibility of, Company management. The Company’s independent registered public accounting firm has not audited nor reviewed, and does not express an opinion with respect to this information. This preliminary financial information is based upon the Company’s estimates, is not a comprehensive statement of loss for the six month period ended June 30, 2025 and remains subject to, among other things, the completion of the Company’s financial closing procedures, final adjustments, and completion of the Company’s internal review as of and for the six month period ended June 30, 2025, which may impact the results and expectations set forth above.

Rights Offering Update

On July 10, 2025, the Company issued a press release titled “IceCure Announces Commencement of Rights Offering”, a copy of which is furnished as Exhibit 99.1 with this Report of Foreign Private Issuer on Form 6-K.

Incorporation by Reference

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (Registration Nos. 333-258660 and 333-267272) and Form S-8 (Registration Nos. 333-270982, 333-264578, 333-262620 and 333-281587), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Press release dated July 10, 2025, titled “IceCure Announces Commencement of Rights Offering.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICECURE MEDICAL LTD.

Date: July 10, 2025	By:	/s/ Eyal Shamir
		Name	Eyal Shamir
		Title:	Chief Executive Officer

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